Exhibit 99.2

NASDAQ/TASE: PPBT June 2021 CORPOR A TE PRESEN T A TION

2 Forward - looking Statements and Safe Harbor Certain statements in this presentation that are forward - looking and not statements of historical fact are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the plans, strategies and objectives of management for future operations ; product development for NT 219 and CM 24 ; the process by which early stage therapeutic candidates such as NT 219 and CM 24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration ; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully develop and commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents ; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20 - F for the year ended December 31 , 2020 and in our other filings with the U . S . Securities and Exchange Commission (the “SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this presentation speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http : //www . sec . gov .

3 Ou r T ransformatio n int o Oncology Established TASE listing N A S D A Q I PO CONSENSI® NDA submission 2 0 11 2 0 13 2 0 15 2017 Acquisition of CONSENSI® NDA approval & Acquisition of NT219 – Phase 1/2 initiation, TyrNovo/ China FameWave/ CONSENSI® US CM24 – Phase NT219 partnership CM24 launch 1b/2 initiation O nco l og y Pivot 2017 2018 2019 2020 2021

Business Highlights

CM24 - First-in-class α-CEACAM1 mAb, validating clinical collaboration with Bristol Myers Squibb

NT219 - First-in-class, small molecule, dual inhibitor of IRS 1/2 and STAT3

H2:21 - Two phase 1 study readouts

Strong balance sheet and cash position

Purple Biotech (NASDAQ/TASE: PPBT)

ADSs outstanding: 17.5M

$61M cash as of December 31st, 2020

Cash runway through 2024

4

Advancing Clinical-stage Novel Oncology Therapies

Program	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Partner	Value Drivers
CM24 (CEACAM-1)	Solid tumors (monotherapy) (Completed)						
	Solid tumors (combination with nivolumab)					Bristol Myers Squibb	Expansion arms on RP2D: Initiation Q4:21
	NSCLC (combination with nivolumab)						**Topline data: H2:21**
	Pancreatic Cancer (combination with nivolumab and nab-paclitaxale)						
NT219 (IRS1/2 & STAT3)	Solid tumors (monotherapy)						Expansion arms on RP2D: Initiation Q4:21
	R/M SCCHN & CRC (dose escalation with cetuximab); R/M SCCHN (expansion - combination with cetuximab on RP2D)						**Topline data: H2:21**

Expansion | Done / Ongoing | Planned study

PURPLE

Multiple data read-outs expected in the next 12 months

5

Experienced Leadership

AMGEN

Biogen

Roche

NIH NATIONAL CANCER INSTITUTE

KAMADA



Isaac Israel
Chief Executive Officer
Former CEO of BeeContact Ltd. (TASE:BCNT). NextGen Biomed (TASE: NXGN)



Eric K. Rowinsky, MD
Chairman of the Board
Former CMO at ImClone, Stemline, Board member at Biogen Inc.



Gil Efron
Deputy CEO and Chief Financial Officer
Former Deputy CEO & CFO at Kamada (NASDAQ:KMDA)



Hadas Reuveni, Ph.D
Vice President, R&D
Formerly at Keryx (NASDAQ:KERX)



Bertrand Liang, MD, Ph.D, MBA/AMP, FAAN
Chief Medical Officer
Formerly at Biogen Idec, Amgen, NCI



Michael Schickler, Ph.D
Head of Clinical & Regulatory Affairs
Formerly at Hoffmann-La Roche, CEO at CureTech

PURPLE

6

Advancing Firs t - i n - Class On c ology Therapies CM24 - a n α - CEACAM1 mAb

CEACAM1* Plays a Key Role in Cancer Biology

01 | ADHESION

Horst, 2011

Oncogene

*"CEACAM1 creates a pro-angiogenic tumor microenvironment that **supports tumor vessel maturation**"*

Ferri, 2020

The Journal of Immunology

*"Neutrophil extracellular trap-associated CEACAM1 as a putative therapeutic target to **prevent metastatic progression** of colon carcinoma"*

02 | IMMUNE CELLS/ IMMUNE EXCLUSION

Tsuzuki, 2020

*"**Immune-checkpoint molecules** on regulatory T-cells as a potential therapeutic target in head and neck squamous cell cancers"*

Tsang, 2020

Cancer Biotherapy and Radiopharmaceuticals

"[Blockade] ***enhances natural killer cell cytotoxicity*** *against tumor cells through blockade of the inhibitory CEACAM1 / CEACAM5 immune checkpoint pathway"*

03 | IMMUNO-ONCOLOGY

Blumberg, 2015

nature

*"CEACAM1 **regulates TIM-3**-mediated tolerance and exhaustion"*

Shively, 2013

Experimental Cell Research

*"CEACAM1 **regulates Fas-mediated apoptosis** in Jurkat T-cells via its interaction with β-catenin"*

*Carcinoembryonic Antigen Cell Adhesion Molecule

PURPLE

8

CM24 MOA | Immuno-oncology


Tumor
CEACAM1
CEACAM5
CEACAM1
CEACAM1
CD8+T & NK Cells
Activation
enhanced cytotoxic activity & cytokine production


Tumor cell or pAPC
CEACAM1
MHC
CD45/148
PtdSer
Hmgb1
Gal-9
TCR
CD4/8
CEACAM1
TIM3
LcK
ZAP70
Bat3
TCR Signaling
Fyn
Bat3
T cell

9

Markel et al, J Immunol 2002, 2006; Immunology, 2008; Cancer Immunol Immunother 2010; Ortenberg et al, Mol Cancer Ther 2012; Zhou, 2009; Li, 2013; Huang, 2015; Acharya N, et al. J Immunotherapy Canc 8:e911-22, 2020.

CM24 MOA | Adhesion

Neutrophil extracellular trap-associated CEACAM1 as a putative therapeutic target to prevent metastatic progression:



Primary Tumor Metastasizing
CM24
Metastatic Tumor
CM24
Tumor cell
NETs
RBC
CEACAM1



CM24

CEACAM1 creates a pro-angiogenic tumor microenvironment that supports tumor vessel maturation. CM24 is proposed to attenuate/block tumor growth and metastatic processes.

10

Rayes RF, et al. Neutrophil Extracellular Trap-Associated CEACAM1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Carcinoma. J Immunol. 2020; Gerstel, D. et al. CEACAM1 creates a pro-angiogenic tumor microenvironment that supports tumor vessel maturation. Oncogene 30, 4275–4288 (2011)

Anti-cancer Effect Following Treatment
Preclinical Data With CM24 + TIL and CM24 + α-PD1

TIL + IgG

TIL + CM24

Naïve



- Xenograft, lung lesion, Mel 526 (IV)
- Tumor burden was monitored 26 days post last CM24 treatment


100
90
80
70
60
50
40
30
20
10
0
% Cytotoxicity
Medium
IgG 0.8 µg/ml
CM-24
a-PD-1
CM-24 + a-PD-1
*
*
*
*
0.05 µg/ml
0.1 µg/ml
0.2 µg/ml
0.4 µg/ml

Combination index (CI) = 0.15

$CI = \frac{(D)_1}{(D_x)_1} + \frac{(D)_2}{(D_x)_2} < 1$ → synergy

Significant benefits as both single agent and in combination with α-PD-1

11

12 • Open - label, multi - dose escalation monotherapy study to assess safety and tolerability • Heavily pre - treated patients with a median of 4 prior regimens (range 2 - 8) Overall, treatment was well tolerated • Most of the responding patients were treated with the highest dose levels of 3 mg/kg & 10 mg/kg • PK analysis revealed non - linearity, modeling recommended to continue administration of higher doses to reach saturation CM24 Phase 1 Monotherapy Trial N o D L T s u p t o 10 mg/kg N o dis c o n t i nu a t i o n of stu d y d r u g d u e to a n AE N o drug r e l a te d mortalities 33 .3 % SD (RECIST) # pts 27 patients: Colorectal 11 Melanoma 7 Ovarian 4 Gastric 3 NSCLC 2 *24 patients evaluated 0.01 mg / k g 1 0.03m g / k g 1 0.1 mg / k g 3 0.3 mg / k g 3 1.0 mg / k g 3 3.0 mg / k g 9 10.0 mg / k g 7 Q2wks x 20 6 - week o b serva t ion q 2 wks X 4

PK/PD Modeling Provides Dosage & Schedule Guidance

- Consistent with observed PK showing high clearance at doses <10 mg/kg, plot shows low TMDD saturation at low doses
- 10 mg/kg has a broad range of saturation, and >10 mg/kg, Q2W dose is needed for saturation across population
- Nivolumab administered Q2W or Q4W, representing good clinical and commercial fit for CM24

Simulated TMDD[1] saturation at Ctrough with Q2W regimen


100
50
0
0.1
0.3
1
3
10
20
Dose (mg/kg)

The Phase Ib/2a study will continue escalating the CM24 dose above 10mg/kg q2wk, in combination with nivolumab

13

[1]Target-mediated drug disposition. [2]OPDIVO® is a registered trademark of Bristol-Myers Squibb. Ctrough is the drug concentration reached by CM24 before the next dose is administered

Large Market Opportunity in NSCLC & Pancreatic Cancer

- NSCLC accounts for ~200K new cases/year in the US; with a 5-year relative survival rate of 23%[2]
- Immunotherapy is now recommended as first line therapy in all patients with NSCLC and no driver mutations[3]
- 5-year overall survival rates with chemotherapy in 2L is 2.6% and with I/O Opdivo® is 13.4%[4]

- Pancreatic Cancer accounts for ~60K new cases/year in the US; with a 5-year relative survival rate of 10%[2]
- I/O approaches have been limited to patients with high microsatellite instability (MSI-H) or high tumor mutational burden (TMB-H)
- 5-year overall survival rates with chemotherapy in 2L is 3%[2]

Combining nivolumab with CM24 in a clinical collaboration with

Bristol Myers Squibb™

- CEACAM1 expression correlates with poor prognosis in NSCLC and Pancreatic cancer[1]
- Preclinical data support significant synergy
- Receptor saturation with CM24 is better achieved with a Q2W regimen, aligning with the nivolumab regimen

1 Dango et al, Lung Cancer 2008; 60:426 & Calinescu et al, Journal of Immunology Research 2018: 7169081.
2 American Cancer Society, Cancer Facts & Figures 2019, and the ACS website, https://seer.cancer.gov/statfacts/html/pancreas.html
3 Economopoulou P, Mountzios G. The emerging treatment landscape of advanced non-small cell lung cancer. Ann Transl Med. 2018;6(8):138. doi:10.21037/atm.2017.11.07
4 Gettinger S, et al "Five-year outcomes from the randomized, phase III trials CheckMate 017/057: Nivolumab vs docetaxel in previously treated NSCLC" WCLC 2019; Abstract OA14.04.

14

15 C M 2 4 Phase 1 / 2 Combination Study Design ( N CT 0 4 7314 6 7 ) A Phase 1/2 open label multi center study of CM24 in combination with: • Nivolumab in selected cancer indications (Phase 1) and NSCLC (Phase 2) • Nivolumab and nab - paclitaxel in pancreatic cancer (Phase 2) Primary endpoints: Phase 1: Evaluate the safety, PK and the MTD/RP2 dose Phase 2: Evaluate preliminary efficacy in 2nd line NSCLC and pancreatic cancer Measurement of CEACAM1 based bio - marker. Exploring further studies in other tumor types as well as monotherapy 2021 2022 202 3 - 24 Doses: 10, 15, 20mg/kg q2wk + nivolumab (480mg q4w) 3+3 design 9 ≤ n ≤ 18 Indications: NSCLC, Pancreatic, Ovarian, CRC, Melanoma, Papillary Thyroid Carcinoma Dose Escalation Ex p an s i o n s CM24 (@RP2 dose) + nivolumab (480mg) q4w I/O refractory NSCLC; 2 nd line n=13+14 (Simon 2 Stage Design) CM24 (@RP2 dose) + nivolumab (480mg) q4w + nab - paclitaxel Locally advanced, unresectable pancreatic cancer; 2 nd line n=13+14 (Simon 2 Stage Design) Clinical collaboration with:

Advancing Firs t - i n - Class On c ology Therapies N T 21 9 – A Small Molecule Dual Inhibi t o r o f IRS 1/2 and S T A T3

17 NT 21 9 - Dual Inhibitor o f IR S 1 / 2 & S T A T 3 NT219 IRS1/2 • Scaffold proteins, mediating mitogenic, metastatic, angiogenic and anti - apoptotic signals from IGF1R, IR, IL4R and other oncogenes, overexpressed in multiple tumor types • Regulates major survival pathways such as the PI3K/AKT, MEK/ERK and WNT/β - catenin • Activated as a feedback response to anti - cancer therapies STAT3 • Well - established transcription factor associated with the tumorigenic phenotype • Provides a crucial axis to support cell proliferation and survival • Active in tumor JAK/STAT3 and TGF - β resistance mechanisms 1 Hadas Reuveni et al.; Cancer Res 2013;73:4383 - 4394. 2013 , 2 Machado - Neto, et al. Clinics (Sao Paulo, Brazil) vol. 73,suppl 1 e566s. 11 Oct. 2018, doi:10.6061/clinics/2018/e566s 3 Naokazu Ibuki1,2, Mazyar Ghaffari1,3, Hadas Reuveni4 et al. DOI: 10.1158/1535 - 7163.MCT - 13 - 0842 Published December 2014; 4 Rampias T, Favicchio R, Stebbing J, Giamas G. 2016 May 19;35(20):2562 - 4. doi: 10.1038/onc.2015.392. Epub 2015 Oct 19. PMID: 26477311 5 Flashner - Abramsonet al.. Oncogene. 2016 May 19;35(20):2675 - 80. doi: 10.1038/onc.2015.229. Epub 2015 Jun 29. PMID: 26119932, 6 Sanchez - Lopez E,. Oncogene. 2016 May 19;35(20):2634 - 44. doi: 10.1038/onc.2015.326. Epub 2015 Sep 14. PMID: 26364 6 1 2; PMC I D: PMC4791 2 1 7 . 7 Zhao C, et al. Trends Pharmacol Sci. 2016 Jan;37(1):47 - 61. doi: 10.1016/j.tips.2015.10.001. Epub 2015 Nov 12. PMID: 26576830, 8 Johnson, Daniel E et al. “Targeting the IL - 6/JAK/STAT3 signaling axis in cancer.” Nature reviews. Clinical oncology vol. 15,4 (2018): 234 - 248. doi:10.1038/nrclinonc.2018.8

Novel MOA: IRS Degradation By NT219

Blocking IGF1R-AKT Pathway[1]


IGF1
IGF1R
IRS
PI3K
AKT
SURVIVAL
1 Binding to IRS
IGF1
IGF1R
NT
IRS
AKT
2 Ser-phosphorylation
IGF1
IGF1R
pS
IRS
pS
AKT
3 Degradation
IGF1
IGF1R
pS
pS
AKT
APOPTOSIS

Covalent binding to IRS1/2 leads to the dissociation of IRS1/2 from IGF1R

Serine phosphorylation prevents re-binding of IRS1/2 to the receptor

IRS1/2 is degraded by the proteasome

[1]*Reuveni et al. Cancer Res 2013*

18

NT219 Efficacy as Monotherapy

Animal model
Head & Neck Cancer (SCC-9) NSG™, PBMCs-injected[1]

Drugs
α-PD1
Cetuximab (Erbitux®)
NT219 20mg/kg
NT219 60mg/kg



Control (n=5)
Cetuximab (n=5)
α-PD1 (n=5)
NT219 20mg/kg (n=5)
NT219 60mg/kg (n=5)
Tumor volume (mm³)
3,000
2,500
2,000
1,500
1,000
500
0
0
10
20
30
40
50
Days following treatment initiation

*1 NSG mice were injected SC with SCC-9 cells. PBMCs (18*10⁶ cells per mouse) administered 4 weeks prior to first treatment. NT219, α-PD1, and cetuximab were administered IV (NT219) and IP (α-PD1 and cetuximab) twice a week for 4 weeks. Graph reflects relevant data adapted from 2020 Multidisciplinary Head and Neck Cancers Symposium Poster presentation*

19

STAT3 and IRS are Essential in Therapeutic Resistance

Blocking survival pathways


DRUG
ONCOPROTEIN
NT219
NT219
MEK / ERK
STAT3
IRS
TUMOR REGRESSION

Proof of Concept: PDX model of Head and Neck Cancer


Erlotinib
EGFR
MEK
Ruxolitinib
Buparlisib
ERK
STAT3
IRS
PI3K
AKT
Tumor Survival
Tumor Regression
Tumor Survival


Control (n=6)
Erlotinib (n=8)
Erlotinib+NT219 (n=6)
Erlotinib+Ruxolitinib (n=6)
Erlotinib+Buparlisib (n=6)
Erlotinib+Ruxolitinib+Buparlisib (n=8)
Survival probability (%)
100
80
60
40
20
0
0 10 20 30 40 50 60
Days after first treatment

By blocking both STAT3 and IRS pathways, NT219 prevents tumor resistance and re-sensitizes tumors to anti-cancer therapies

PURPLE

20

Control NT219 Cetuximab Cetuximab+NT219 Treatments on days 0, 3 and 10, cetuximab - 1mg/mouse, 3 mice/group; PBMCs (1.4M cells/mouse) were injected on day 6 21 ** p<0.01, * p<0.02 based on one - way ANOVA with post hoc Tukey’s HSD test NT 21 9 + T ar g eted Therapies Establishe d Ef f icacy i n PDX Models NSCLC Exon 19 deletion EGFR and T790M, biopsy of bone marrow metastasis, patient previously progressed on afatinib and osimertinib R/M SCCHN metastasis, patient previously progressed on chemoradiation, several chemotherapies, and pembrolizumab 0 Control NT219 Osimertinib Osimertinib+NT219 Osimertinib 5 mg/kg, NT219 65 mg/kg, mean tumor volume at the end point, 3 mice/group; 5 0 0 1,0 0 0 1,5 0 0 2,0 0 0 Tumor Volume (mm 3 ) * ** ** * Tumor Volume (mm 3 )

22 N T 21 9 + α - P D 1 Re - sensitize s to Refr a ctory α - P D 1 Tumors PDX Model Humanized PDX of Esophagus Cancer (refractory to pembrolizumab) Drug P e m b r ol i z umab (Keytruda®) * Double autologous model - Tumors & PBMCs are from the same patient (#RA236) | Keytruda - 6mg/kg IP, NT219 - 60mg/kg IV 0 2 00 4 00 6 00 8 00 1 0 0 0 1 2 0 0 0 5 10 15 20 Tumor volume (mm3) Days following treatment initiation Control (n=3) NT219 (n=3) Keytruda (n=3) Keytruda + NT219 (n=3) Autologous PBMCs (2.1 M/mouse)

First Market Opportunity

Recurrent or Metastatic Squamous Cell Carcinoma of Head and Neck (SCCHN)

Targeting the unmet medical need

- 1L Standard of care has shifted from chemotherapy towards immuno-oncology + chemotherapy
- < 20% of R/M SCCHN patients respond to α-PD1s
- 175k new cases/year are expected by 2024

Rationale for combining Cetuximab + NT219

- EGFR and PD(L)-1 are the only clinically validated targets in SCCHN
- < 15% of R/M SCCHN patients respond to Cetuximab
- Cetuximab inhibits EGFR signaling and promotes ADCC in EGFR expressing tumors
- STAT3 and IRS-to-AKT activation contributes to resistance to cetuximab in SCCHN


1L
60K pts
α-PD-1 + Chemo
2L
37K pts
Cetuximab
+
NT219

NT219 + Cetuximab has the potential to become an attractive 2nd line therapy

Global Data 2018: Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 ; Internal best current estimates of patient numbers based on external research, 5 major global territories

23

NT219 Monotherapy and Combination Phase 1/2 Study Design (NCT04474470)

Study title

A phase 1/2 study with open-label, dose escalation phase followed by single-arm expansion to assess the safety, tolerability, PK, PD and efficacy of NT219, alone in adults with recurrent or metastatic solid tumors and in combination with Erbitux® (cetuximab) in head and neck cancer

Endpoints

Primary endpoints:

Safety, pharmacokinetics and to determine the MTD

Secondary endpoints:

Obtain preliminary efficacy data

Study Design



2020
2021
2022
2023
NT219 as a single agent in subjects with R/R solid tumors
Dose Escalation
NT219 q1w
18 ≤ n ≤ 30
Expansion
NT219 q1w @ RP2D
n=11+18 (Simon 2 stage design)
NT219 + cetuximab in subjects with R/M head and neck cancer¹
Dose Escalation
NT219 q1w + cetuximab q1w
9 ≤ n ≤ 18
Expansion
NT219 q1w + cetuximab q1w
n=11+18 (Simon 2 stage design)

[1] Colorectal Adenocarcinoma pts will be recruited in the Dose Escalation phase

== : Indication TBD (expansion not part of the study protocol)

Dose Escalation Design



3mg/kg
6mg/kg
12mg/kg
24mg/kg
50mg/kg
NT219
as a single agent
NT219 + cetuximab
6mg/kg
12mg/kg
24mg/kg
50mg/kg

24

Interim Analysis – SAFETY and RESPONSE

3 mg/kg Dose Level as a Single Agent

- NT219 has been found to be well-tolerated with minimal adverse events
- In a patient with refractory GE junction disease, NT219 administration was associated with a partial response (PR):
  - ✓ Complete remission at the largest target lesion and one non-target central mesenteric lymph node
  - ✓ Stable Disease at the other non-target lesion pre-carinal lymph node

Response Analysis

	Cancer Type	Prior Lines of Therapy	Treatment Duration(Weeks)	Best Response*
NT219 3mg/kg	Pancreatic Cancer	3	8	PD
NT219 3mg/kg	GE Junction Cancer	4	22	**PR**: Target lesion: **Absent**; Non target lesion 1: **Absent**; Non target lesion 2: **Stable**
NT219 3mg/kg	Breast Cancer	11	8	PD

*Interim data

25

Business Highlights

CM24 - First-in-class α-CEACAM1 mAb, validating clinical collaboration with Bristol Myers Squibb

NT219 - First-in-class, small molecule, dual inhibitor of IRS 1/2 and STAT3

H2:21 - Two phase 1 study readouts

Strong balance sheet and cash position

Purple Biotech (NASDAQ/TASE: PPBT)

ADSs outstanding: 17.5M

$61M cash as of December 31st, 2020

Cash runway through 2024

26

We are committed to p r ovid i n g cancer patients with fi r s t - in - class therapies to OVERCO M E tu m o r dru g resistance, ENHANCE treatment respons e an d S L OW tu m o r prog r ession

TH A N K YOU Contact Us: ir@purple - biotech.com

App e ndi x A - C M 24

Inhibition of Melanoma Growth Following CM24 and CM24 + TIL Treatment

CM24 activity is Demonstrated as Single Agent and in Combination with TILS



IgG 10mg/kg
CM24 10mg/kg
TIL+ IgG 10mg/kg
TIL+ CM24 10mg/kg
Tumor Volume (mm^3 ±SE)
Time (D)
*P<0.05
TGI 45%
*P<0.05
TGI 71%

30

PHASE 1 PK DATA

Target saturation was not reached with doses up to 10mg/kg

Predictions with Q3W regimen



100
50
0
0.1
0.3
1
3
10
20
Dose (mg/kg)

- Modeling with increased interval between doses demonstrates lower TMDD at 10mg/kg dose
- With Q3W, 20mg/kg dosing is not sufficient for saturation across population



0.1 mg/kg
0.3 mg/kg
1 mg/kg
3 mg/kg
10 mg/kg

Slower clearance with increasing dose

Higher half-life with increasing dose

31

App e ndi x B - N T 219

33 Selected Pu b lic a ti o ns Menashe Bar - Eli Michael Karin Michael Cox Alexander Levitzki

Colon cancer LS - 513 cells overexpressing IRS2 demonstrate enhanced  - catenin activity. Targeted inhibition of IRS2 by NT219 or IRS2 - SH RNA, suppresses the increased  - catenin activity and inhibit LS - 513 cell viability. Combination of 5 - FU and NT219 significantly inhibited the growth of CRC tumors in brain, using intracranial model and extended mice survival. 34 AACR Annual Meeting, April 2021, AACR Virtual Special Conference on Epigenetics and Metabolism, Oct 2020, Ido Wolf, MD, Head of Oncology Division, Tel Aviv Sourasky Medical Center IRS2 Active β - C a t e n in β - actin NT219 - + CRC Cell Viability (72hr) NT219 concentrations (  M) 0 . 0 0 . 5 1 . 0 1 . 5 *** * * ** * ** * ** * D ME M iAKT Alpelisib N T - 21 9 I R S2 NT219 downregulates IRS2 and suppresses the  - catenin activity Silencing IRS2 inhibits  - c a t e nin ac ti vi ty NT219 | Suppresses β - Catenin activity in CRC Cells and Inhibited CRC Brai n Metastasis 5 - FU NT219 + 5 - FU In Vitro In Vivo

35 PDX model Pancreatic Cancer Drug Gemcitabine (Gemzar ® ) NT 21 9 | Pancr e ati c Canc er i n Combinat i on wi t h G e mcitab i ne Highly effective anti cancer activity exhibited by NT219 in combination with Gemcitabine

RNA Sequencing | Analysis of Tumors Following Treatment

PDX model

Pancreatic Cancer

Drug

Gemcitabine (Gemzar®)

Reduced expression of IRS1, Ki67, FOXM1 & TGFb is exhibited by pancreatic cancer treated with NT219 alone and in combination with gemcitabine


IRS1
100%
44%
63%
17%
Control
NT219
Gemzar
Gemzar +NT219
Ki67 (Proliferation marker)
100%
69%
79%
17%
Control
NT219
Gemzar
Gemzar +NT219
FOXM1
100%
45%
67%
9%
Control
NT219
Gemzar
Gemzar +NT219
TGFbeta (EMT Driver)
100%
60%
101%
26%
Control
NT219
Gemzar
Gemzar +NT219

36

NT219 – DEMOGRAPHICS & SAFETY
3 mg/kg Dose Level as a Single Agent

Patients Demographics

Demographics of Patients treated with NT219 3mg/kg (n=3)	
Median age (range)	74 (69-79)
Male/Female, n (%)	2(66.6%)/1(33.3%)
Race	
White n (%)	3 (100%)
Prior Lines of Therapy	
3 n (%)	1 (33.3%)
4, n (%)	1 (33.3%)
11, n (%)	1 (33.3%)
Diagnosis, n	
Pancreatic Cancer	1
Gastroesophageal Junction Cancer	1
Breast Cancer	1
ECOG, n (%)	
1	3 (100%)
Median time from initial Diagnosis, Months (range)	62 (22-90)

Summary of Adverse Events

Adverse Event Description	Grade 1 n (#Events)	Grade 2 n (#Events)	Grade 3 n (#Events)
Abdominal Pain	1(2)	1(1)	
Alanine Aminotransferase Increased	1(1)		
Alkaline Phosphatase Increased			1(1)*
Aspartate Aminotransferase Increased	1(1)		
Back Pain		1(1)	
Belching	2(2)		
Cellulitis Left Foot		1(1)	
Dyspnea	2(2)		
Fatigue	1(1)		
Nausea	1(1)	1(1)	
Rash Pustular		1(1)	
Retching	1(2)		
Toxic Encephalopathy			1(1)**

*Transient- G2 after 2 weeks, **Transient- less than 24h

PURPLE

Presented at the ASCO annual meeting June 2021

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App e ndi x C - CON S EN S I®

39 CONSE N SI® | F ro m IND to the U .S . Market Celecoxib , a COX - 2 selective NSAID (the active ingredient in Pfizer’s Celebrex®) + Amlodipine a blood pressure - lowering agent (a calcium channel blocker) (the active ingredient in Pfizer's Norvasc®) CONSENSI ® is the only NSAID whose labeling indicates reduction of blood pressure and consequent risk reduction of heart attack, stroke and death Full U.S. Prescribing Information is available at http://www.consensi.com Fixed dose combination of Launched in the USA - Coeptis Pharmaceuticals Partnered in China - CSBio Partnered in S. Korea - Kuhnil Pharmaceutical Purple Biotech’s clinical, regulatory and medical teams developed CONSENSI® internally from IND, through successful Phase III clinical trials, to FDA approval

CONSENSI® Phase III Trial Results

Blood Pressure Reduction of Consensi® vs. Amlodipine and Celecoxib*



Daytime Systolic
Daytime Diastolic
Nightime Systolic
Nighttime Diastolic
2
1
0
-1
-2
-3
-4
-5
-6
-7
-8
-9
-10
-11
-12
-13
ΔBP (mmHg)
KIT-302
Amlodipine
Celecoxib

Consensi® demonstrated <u>even better</u> BP reduction than same amount of amlodipine given without celecoxib

- Primary efficacy endpoint was successfully achieved (P=0.001)
- Demonstrated 2.5x better blood pressure reduction than FDA requirement (50% of amlodipine arm)
- Demonstrated consistent reduction in all measures of blood pressure
- Observed beneficial renal functions:

Measure	Consensi®	Amlodipine
Creatinine plasma level reduction	-3.22 µmol/L	-2.55 µmol/L
Peripheral edema (% patients)	8.2%	15.6%

- Additional Phase III/IV clinical trial to scientifically validate the renal benefits (not required for NDA submission) was completed. Topline results were announced in October, 2017

* Error bars – standard error of mean

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41 Purple Biotech Commercial Drug: CONSENSI® Simultaneous treatment of osteoarthritic pain and hypertension Fixed dose combination of Celecoxib , a COX - 2 selective NSAID (the active ingredient in Pfizer’s Celebrex®) + Amlodipine, a blood pressure - lowering agent (a calcium channel blocker) (the active ingredient in Pfizer's Norvasc®) *Celebrex® is a registered trademark of G.D. Searle LLC (a subsidiary of Pfizer Inc.). Norvasc® is a registered trademark of Pfizer Inc. CONSENSI® is the only NSAID whose labeling indicates reduction of blood pressure and consequent risk reduction of heart attack, stroke and death Full U.S. Prescribing Information is available at: : http://www.consensi.com • Approved for marketing by U.S. FDA on May 31, 2018 • Clinical data showed Consensi™ was more effective at lowering blood pressure than amlodipine alone • Clinical data also demonstrated beneficial renal function measures • Formulated with 200 mg celecoxib and three different dosages (2.5, 5, 10 mg) of amlodipine • Manufactured by Dexcel Pharma – Israel’s largest private pharmaceutical company

CONSENSI® U.S. Target Markets

CONSENSI® targets osteoarthritis (OA) patients currently treated with NSAIDs (celecoxib as well as others) who also suffer from existing or newly diagnosed hypertension

ARTHRITIS PREVALENCE*

- More than 50 million adults in the U.S. have doctor-diagnosed osteoarthritis
- 67 million people are expected to have doctor-diagnosed osteoarthritis by 2030


OSTEOARTHRITIS
50 million patients*
Celecoxib
24%
of all NSAIDs
NSAIDs
60%
of all
OA Rxs
Consensi™
HYPERTENSION

HYPERTENSION PREVALENCE**

- 29% of U.S. adults older than 18
- 65% of U.S. adults older than 60

COMORBIDITIES

- 44% of adults with high blood pressure have osteoarthritis**

** Arthritis Foundation: http://www.arthritis.org/ ** Hypertension Among Adults in the United States: National Health and Nutrition Examination Survey, 2011–2012*

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